Exhibit 99.1

Dyax-Genzyme LLC (A Development Stage Enterprise)
Financial Statements

As of December 31, 2006 and 2005,
For the Years Ended December 31, 2006, 2005 and 2004 (Unaudited) and For the Period from July 1, 2003 (Commencement of Operations) to December 31, 2006

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Index to Financial Statements

Pages
Report of Independent Auditors	1

Balance Sheets as of December 31, 2006 and 2005	2

Statements of Operations for the Years Ended December 31, 2006, 2005 and 2004 (Unaudited) and for the Period July 1, 2003 (Commencement of Operations) through December 31, 2006	3

Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004 (Unaudited), and for the Period July 1, 2003 (Commencement of Operations) through December 31, 2006	4

Statements of Changes in Venturers’ Capital for the Period July 1, 2003 (Commencement of Operations) to December 31, 2003 (Unaudited) and for each of the Years Ended December 31, 2004 (Unaudited), 2005 and 2006	5

Notes to Financial Statements	6-9

Report of Independent Auditors

To the Steering Committee of Dyax-Genzyme LLC:

 In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and changes in Venturers’ capital present fairly, in all material respects, the financial position of Dyax-Genzyme LLC (a development stage enterprise) (the “Joint Venture”) at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended and, cumulatively, for the period from July 1, 2003 (commencement of operations) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 12, 2007

Dyax-Genzyme LLC
(A Development Stage Enterprise)
Balance Sheets
(Amounts in thousands)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$1	$1
Prepaid expenses	34	—
Funding receivable - Dyax Corp.	966	1,721
Funding receivable - Genzyme Corporation	966	1,720
Total current assets	1,967	3,442
Lab equipment, net	514	615
Total assets	$2,481	$4,057
LIABILITIES AND VENTURERS’ CAPITAL
Current liabilities:
Due to Dyax Corp.	$1,428	$1,508
Due to Genzyme Corporation	505	953
Accrued audit fees	32	32
Total liabilities	1,965	2,493

Commitments and contingencies (Note F)	—	—

Venturers’ capital:
Venturers’ capital — Dyax Corp.	258	782
Venturers’ capital — Genzyme Corporation	258	782
Total Venturers’ capital	516	1,564
Total liabilities and Venturers’ capital	$2,481	$4,057

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Statements of Operations

(Amounts in thousands)

				For the Period
				July 1, 2003
				(Commencement of
	For the years Ended December 31,			Operations) Through
	2006	2005	2004	December 31, 2006
			(Unaudited)

Operating costs and expenses:
Selling, general and administrative	$1,376	$791	$225	$2,596
Research and development	19,328	23,111	11,779	58,477
Total operating costs and expenses	20,704	23,902	12,004	61,073
Loss from operations	(20,704)	(23,902)	(12,004)	(61,073)

Interest income	4	2	8	14
Net loss	$(20,700)	$(23,900)	$(11,996)	$(61,059)

Net loss attributable to each Venturer:
Dyax Corp.	$(10,352)	$(11,953)	$(5,999)	$(30,536)

Genzyme Corporation	$(10,348)	$(11,947)	$(5,997)	$(30,523)

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Statements of Cash Flows

(Amounts in thousands)

				For the Period
				July 1, 2003
				(Commencement of
	For the years Ended December 31,			Operations) Through
	2006	2005	2004	December 31, 2006
			(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(20,700)	$(23,900)	$(11,996)	$(61,059)
Reconciliation of net loss to net cash used in operating activities:
Depreciation expense	101	93	—	194
Increase (decrease) in cash from working capital changes:
Due from (to) Dyax Corp.	(80)	1,253	1,692	1,428
Due from (to) Genzyme Corporation	(448)	1,000	170	505
Prepaid expenses	(34)	—	—	(34)
Accrued audit fees	—	32	—	32
Cash flows from operating activities	(21,161)	(21,522)	(10,134)	(58,934)

Cash Flows from Investing Activities:
Purchase of lab equipment	—	—	(708)	(708)
Cash flows from investing activities	—	—	(708)	(708)

Cash Flows from Financing Activities:
Capital contributed by Dyax Corp.	10,583	10,760	5,425	29,828
Capital contributed by Genzyme Corporation	10,578	10,756	5,423	29,815
Cash flows from financing activities	21,161	21,516	10,848	59,643

Increase (decrease) in cash and cash equivalents	—	(6)	6	1
Cash and cash equivalents at beginning of period	1	7	1	—
Cash and cash equivalents at end of period	$1	$1	$7	$1

Supplemental disclosure of noncash transaction:
Funding Receivable — Note C

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC
(A Development Stage Enterprise)
Statements of Changes in Venturers’ Capital
(Amounts in thousands)

	Venturers’ Capital		Total
	Dyax	Genzyme	Venturers’
	Corp.	Corporation	Capital
Balance at July 1, 2003 (commencement of operations) (unaudited)	$—	$—	$—
2003 capital contributions (unaudited)	3,060	3,058	6,118
July 1, 2003 (commencement of operations) to December 31, 2003 net loss (unaudited)	(2,232)	(2,231)	(4,463)
Balance at December 31, 2003 (unaudited)	828	827	1,655

2004 capital contributions (unaudited)	5,425	5,423	10,848
2004 net loss (unaudited)	(5,999)	(5,997)	(11,996)
Balance at December 31, 2004 (unaudited)	254	253	507

2005 capital contributions	12,481	12,476	24,957
2005 net loss	(11,953)	(11,947)	(23,900)
Balance at December 31, 2005	782	782	1,564

2006 capital contributions	9,828	9,824	19,652
2006 net loss	(10,352)	(10,348)	(20,700)
Balance at December 31, 2006	$258	$258	$516

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC
(A Development Stage Enterprise)
Notes to Financial Statements

A.          Nature of Business and Organization

Dyax-Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware.  The Joint Venture is owned:

•                  50.01% by Dyax Corp., which is referred to as Dyax; and

•                  49.99% by Genzyme Corporation, which is referred to as Genzyme.

Dyax and Genzyme are collectively referred to as the Venturers and individually as a Venturer.  The Joint Venture was organized in June 2003 to develop and commercialize DX-88, one of Dyax’s proprietary compounds for the treatment of chronic inflammatory diseases.  The Joint Venture commenced operations as of July 1, 2003.

In October 1998, the Venturers entered into a collaboration agreement to develop and commercialize DX-88 for the treatment of chronic inflammatory diseases.  Under this agreement, which was amended on May 31, 2002, and again effective as of September 30, 2003, Dyax was initially responsible for all expenses incurred in connection with the development of DX-88 for the treatment of hereditary angioedema, or HAE, through the completion of the first Phase II clinical trial for HAE, which occurred in the second quarter of 2003.   In June 2003, Dyax formed Kallikrein LLC, for the development and commercialization of DX-88 for HAE, and Genzyme exercised its option under the collaboration agreement to join Dyax in the development and commercialization of DX-88 for HAE by acquiring a 49.99% interest in Kallikrein LLC, which then became known as Dyax-Genzyme LLC.  Prior to February 20, 2007, under the collaboration agreement, as amended,:

•                  the Venturers jointly owned the rights to DX-88 for the treatment of HAE and other chronic inflammatory diseases.  Dyax was responsible for 50.01% and Genzyme was responsible for 49.99% of all costs incurred in connection with the development of DX-88 for HAE after completion of the first Phase II clinical trial;

•                  all research and development expenses incurred by each Venturer related to the HAE program were billed to and reimbursed by the Joint Venture;  and

•                  Dyax and Genzyme were required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs.  If either Dyax or Genzyme had failed to make two or more of the monthly capital contributions, and the other party did not exercise its right to terminate the collaboration agreement or compel performance of the funding obligation, the defaulting party’s percentage interest in the Joint Venture and future funding responsibility would have been adjusted proportionately.

In August 2006, Dyax, Genzyme and the Joint Venture entered into an Agreement Regarding Validation Campaign, effective as of July 1, 2006.  The agreement provided that Dyax would assume responsibility for the first $14.5 million of manufacturing costs for a series of consecutive manufacturing batches, known as the validation campaign, which began in the fourth quarter of 2006 and were intended to validate the manufacturing process of DX-88 for regulatory purposes and be used for further clinical studies.  All subsequent costs would have been the responsibility of the Joint Venture.  Ownership and control of the first $14.5 million of the drug substance would have been retained by Dyax; the remaining portion would have been owned and controlled by the Joint Venture.  This arrangement was intended to ensure Dyax an adequate supply of DX-88 drug substance for programs outside of the Joint Venture, specifically its DX-88 for the prevention of blood loss during certain on-pump cardiothoracic surgery program.  Upon request, Dyax would have supplied drug substance to the Joint Venture at cost plus a premium at which point the cost would have become a Joint Venture program expense, which would have been shared equally by Dyax and Genzyme.

On February 20, 2007, the Venturers reached a mutual agreement to terminate their collaboration for the development and commercialization of DX-88 for the treatment of HAE.  Pursuant to the termination agreement, Genzyme made a $17.0 million cash payment to Dyax-Genzyme LLC, and Genzyme assigned its 49.99% interest in the Joint Venture to Dyax in exchange for 4.4 million shares of Dyax common stock.  As a result of acquiring Genzyme’s interest in the Joint Venture, Dyax now owns all of the assets of the Joint Venture, including a 100% ownership of DX-88 worldwide.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate.  The Steering Committee is comprised of an equal number of representatives of each Venturer.

Dyax-Genzyme LLC
(A Development Stage Enterprise)
Notes to Financial Statements (Continued)

B.    Summary of Significant Accounting Policies

Basis of presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers.  The Venturers have responsibility for the payment of any income taxes on their proportionate share of taxable income of the Joint Venture.

As of December 31, 2006 and 2005, for the years ended December 31, 2006 and 2005 and for the period from July 1, 2003 (commencement of operations) through December 31, 2006, the Joint Venture qualified as a significant subsidiary to Dyax  and, as a result, audited financial statements are presented for those periods. As of December 31, 2004, for the year ended December 31, 2004 and for the period from July 1, 2003 (commencement of operations) to December 31, 2003, the Joint Venture does not meet the criteria of a significant subsidiary to either Dyax or Genzyme and, as a result, the financial statements for those periods have not been audited but include all normal and recurring adjustments that the Venturers consider necessary for the fair presentation of the Joint Venture’s financial position and operating results.

Accounting method

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal year end

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

Uncertainties

The Joint Venture is subject to risks common to companies in the biotechnology industry, including:

•                  the Joint Venture’s ability to successfully complete preclinical and clinical development of its products and services;

•                  the Joint Venture’s ability to manufacture sufficient amounts of its products for development and commercialization activities and to do so in a timely and cost-effective manner;

•                  the Joint Venture’s ability to successfully obtain timely additional regulatory approvals and adequate patent and other proprietary rights protection of its products;

•                  the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on the Joint Venture’s ability to commercialize its products and services;

•                  the accuracy of the Joint Venture’s estimates of the size and characteristics of markets to be addressed by the Joint Venture’s products including growth projections;

•                  market acceptance of the Joint Venture’s products in expanded areas of use and new markets; and

•                  the content and timing of decisions made by the United States Food and Drug Administration, the European Agency for the Evaluation of Medicinal Products and other regulatory agencies regarding the Joint Venture’s products and manufacturing facilities.

Use of estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its financial statements.  The Joint Venture’s actual results could differ from these estimates.

Dyax-Genzyme LLC
(A Development Stage Enterprise)
Notes to Financial Statements (Continued)

B.    Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

All of the Joint Venture’s cash is held on deposit at one financial institution.

Equipment

The Joint Venture records equipment at cost. When the Joint Venture disposes of these assets, it removes the related cost and accumulated depreciation and amortization from the related accounts on its balance sheet and includes any resulting gain or loss in its statement of operations.

The Joint Venture generally computes depreciation for its equipment using the straight-line method over the estimated useful lives of the equipment, which is 7 years.

Comprehensive Loss

The Joint Venture reports comprehensive income (loss) in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income.”  Comprehensive loss for the years ended December 31, 2006, 2005 and 2004 (unaudited) and for the period from July 1, 2003 (commencement of operations) to December 31, 2006 does not differ from the reported net loss in each such period.

Transactions with affiliates

The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture.  All charges to the Joint Venture are subject to approval by the Steering Committee.  The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer.  As a result, the financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its research and development and operating services from third-party entities.  The Joint Venture owed Dyax $1.4 million and Genzyme $0.5 million as of December 31, 2006 and owed Dyax $1.5 million and Genzyme $1.0 million as of December 31, 2005, primarily for project expenses incurred on behalf of the Joint Venture.

Research and development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income taxes

The Joint Venture is organized as a pass-through entity; accordingly, the financial statements do not include a provision for income taxes.  Taxes, if any, are the liability of Dyax and Genzyme, as Venturers.

C.         Funding Receivable

At December 31, 2006 and 2005, both Venturer’s had not provided their funding commitments for December and, as a result, the Joint Venture recorded funding receivable from each Venturer of $1.0 million at December 31, 2006 and $1.7 million at December 31, 2005.  Both Venturers paid their December funding commitments in January of the following year.

Dyax-Genzyme LLC
(A Development Stage Enterprise)
Notes to Financial Statements (Continued)

D.         Lab Equipment (amounts in thousands)

	December 31,
	2006	2005

Lab equipment	$708	$708
Accumulated depreciation	(194)	(93)
Lab equipment, net	$514	$615

The Joint Venture’s depreciation expense was $0.1 million in 2006 and 2005.

E.           Venturers’ Capital

As of December 31, 2006, Venturers’ capital is comprised of capital contributions made by the Venturers to fund budgeted costs and expenses of the Joint Venture in accordance with the collaboration agreement, net of losses allocated to the Venturers.  Prior to termination of the collaboration agreement, effective February 20, 2007, all funding is provided 50.01% by Dyax and 49.99% by Genzyme.  As of December 31, 2006, Dyax provided a total of $30.8 million of funding and Genzyme provided a total of $30.8 million of funding to the Joint Venture.

F.           Commitments and Contingencies

The Joint Venture may become subject to legal proceedings and claims arising in connection with its business.  There were no asserted claims against the Joint Venture as of December 31, 2006 or 2005.

G.         Segment Information

The Joint Venture operates in one business segment—human therapeutics.